

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Robert Dunn
Chief Executive Officer
ZION OIL & GAS INC
12655 North Central Expressway, Suite 1000
Dallas, TX 75243

> **Re: ZION OIL & GAS INC**
> **Registration Statement on Form S-3**
> **Filed December 1, 2021**
> **File No. 333-261452**

Dear Mr. Dunn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Aboudi